

<u>*By Electronic Mail*</u>

April 26, 2023, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund IV
        Issuer CIK: 0001517936
        Issuer File Number: 333-174332 / 811-22559
        Form Type: 8-A12B
        Filing Date: April 26, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated March 9, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Cboe Vest DJIA Dogs 10 Target Income ETF (DOGG)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications